CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$4,000,000	$428.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $539,213.19 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $428.00 offset against the registration fee due for this offering and of which $538,785.19 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 235 To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 52-I dated November 9, 2006	Registration Statement No. 333-130051 Dated December 8, 2006 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $4,000,000 Principal Protected Auto Callable Knock-Out Notes Linked to the iShares® MSCI Emerging Markets Index Fund due December 11, 2008

General

  The notes are designed for investors who seek exposure to appreciation of the iShares® MSCI Emerging Markets Index Fund over the next two years. Investors should be willing to forego interest payments and have their notes automatically called with a return of 8% as a result of the Knock-Out feature, while seeking full principal protection at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 11, 2008*.
  At maturity or upon the occurrence of a Knock-Out Event, which results in an automatic call of the notes, cash payment of principal plus the Additional Amount, as described below.
  Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on December 8, 2006 and are expected to settle on or about December 13, 2006.

Key Terms

Index Fund:	iShares® MSCI Emerging Markets Index Fund (the “Index Fund”)
The return of the Index Fund reflects, in part, all dividends paid on the equity securities held by the Index Fund.
Underlying Index:	MSCI Emerging Markets Index (the “Underlying Index”)
Knock-Out Event/ Automatic Call:

If at any time during the Monitoring Period the price of one share of the Index Fund quoted on the Relevant Exchange exceeds the Knock-Out Level, a Knock-Out Event will have occurred, the notes will be automatically called and you will receive, for each $1,000 principal amount note, a cash payment of $1,080 payable on the fifth business day after the trading day upon which the Knock-Out Event occurred.

Monitoring Period:	The period from the pricing date to and including the Final Valuation Date.
Knock-Out Level:	150% of the Initial Share Price, or $167.85.
Payment at Maturity:	If the notes are not automatically called, at maturity you will receive for each $1,000 principal amount note a cash payment of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity or upon an automatic call upon the occurrence of a Knock-Out Event will equal:
(1) at maturity if the notes are not automatically called, $1,000 x the Share Return x the applicable Participation Rate; provided that the Additional Amount will not be less than zero; or
(2) upon the occurrence of a Knock-Out Event and the resulting automatic call, $1,000 x the Knock-Out Rate. Because the Knock-Out Rate is 8%, under these circumstances the Additional Amount you would receive at maturity would equal $80 per $1,000 principal amount note.
Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:

The closing price of one share of the Index Fund on the pricing date, which was $111.90; provided that for purposes of determining whether a Knock-Out Event has occurred or the applicable Participation Rate, the Initial Share Price shall equal the closing price of one share of the Index Fund on the pricing date divided by the Share Adjustment Factor.

Final Share Price:	The closing price of one share of the Index Fund on the Final Valuation Date, times the Share Adjustment Factor.
Share Adjustment Factor:

1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti Dilution Adjustments” in the accompanying product supplement no. 52-I for further information about these adjustments.

Participation Rates:	If a Knock-Out Event has not occurred, the Participation Rate will equal:
(1) 200% if at no time during the Monitoring Period the price of one share of the Index Fund quoted on the Relevant Exchange exceeds 125% of the Initial Share Price; or
(2) 100% if at any time during the Monitoring Period the price of one share of the Index Fund quoted on the Relevant Exchange exceeds 125% of the Initial Share Price.
Knock-Out Rate:	8%
Final Valuation Date:	December 8, 2008*
Maturity Date:	December 11, 2008*
CUSIP:	48123JJV2
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 52-I.

Investing in the Principal Protected Auto Callable Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 52-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$19.50	$980.50

Total	$4,000,000	$78,000	$3,922,000

(1)	A non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $19.50 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

December 8, 2006
ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 52-I dated November 9, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated November 13, 2006 and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 52-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 52-I dated November 9, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003494/e25535_424b2.htm

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity or until they are automatically called, if applicable, regardless of the performance of the Index Fund. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

APPRECIATION POTENTIAL — If a Knock-Out Event does not occur, at maturity in addition to your principal for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Return x the applicable Participation Rate, provided that this payment (the Additional Amount) will not be less than zero. If a Knock-Out Event occurs, your notes will be automatically called and in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,000 x the Knock-Out Rate. The Knock-Out Level, which triggers a Knock-Out Event, is 150% of the Initial Share Price, or $167.85.

POTENTIAL FOR EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just under two years, the notes will be automatically called before maturity if the price of one share of the Index Fund at any time during the Monitoring Period exceeds the Knock-Out Level and you will be entitled to receive $1,080 for each $1,000 principal amount note.

DIVERSIFICATION OF THE iSHARES® MSCI EMERGING MARKETS INDEX FUND — The return on the notes is linked to the iShares® MSCI Emerging Markets Index Fund. The iShares® MSCI Emerging Markets Index Fund seeks to generate investment results that correspond generally to the MSCI Emerging Markets Index by pursuing an investment strategy that includes investing directly in the equity securities included in the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. For additional information about the Index Fund and the Underlying Index, see the information set forth under “iShares® MSCI Emerging Markets Index Fund” and “MSCI Emerging Markets Index” in the accompanying product supplement no. 52-I.

TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — Subject to the limitations described under the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 52-I, in the opinion of our special tax counsel, Simpson Thacher & Bartlett LLP, the notes will be treated as debt subject to the contingent payment debt instrument rules for U.S. federal income tax purposes as described under “Certain U.S. Federal Income Tax Consequences” in product supplement no. 52-I.

COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the comparable yield for the notes is an annual rate of 5.07%, compounded semi-annually. Based on our determination of the comparable yield, the projected payment schedule per $1,000 note consists of a single payment at maturity, equal to $1,105.08.

Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period

December 13, 2006 to December 31, 2006	$2.54	$2.54

January 1, 2007 to December 31, 2007	$51.47	$54.01

January 1, 2008 to December 11, 2008	$51.07	$105.08

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments — Principal Protected Auto Callable Knock-Out Notes Linked to the iShares® MSCI Emerging Markets Index Fund	PS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the equity securities included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 52-I. You should consider carefully whether the notes are suitable to your investment goals.

  MARKET RISK — The return on the notes at maturity or upon an automatic call is linked to the performance of the Index Fund, and will depend on whether a Knock-Out Event occurs and whether, and the extent to which, the Share Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE SHARE RETURN IS ZERO OR NEGATIVE AND A KNOCK-OUT EVENT DOES NOT OCCUR.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Index Fund, the Underlying Index, any of the equity securities included in the Underlying Index or contracts related to the Underlying Index. If the Final Share Price does not exceed the Initial Share Price and a Knock-Out Event does not occur, the Additional Amount will be zero. This will be true even if the closing price of one share of the Index Fund exceeded the Initial Share Price at some time during the life of the notes but falls below the Initial Share Price on the Final Valuation Date.
  THE “KNOCK-OUT” FEATURE WILL LIMIT YOUR RETURN ON THE NOTES — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index Fund. Your ability to participate in the appreciation of the Index Fund may be limited to the Knock-Out Rate of the notes. If a Knock-Out Event occurs, the return on each $1,000 principal amount note will equal $1,000 x the Knock-Out Rate of 8%, or $80, and will not be determined by reference to the Share Return even though the Share Return may reflect significantly greater appreciation in the Index Fund than 8%. Because the Knock-Out Level of the notes is set at 150% of the Initial Share Price, the appreciation potential of the notes will be limited to 50%.
  DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX — The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and will reflect transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, because the shares of the Index Fund are traded on the AMEX and are subject to market supply and investor demand, the market price per share of the Index Fund may differ from the net asset value per share of the Index Fund.
  THE INDEX FUND IS SUBJECT TO MANAGEMENT RISK — The Index Fund is subject to the risk that the investment strategy of Barclays Global Fund Advisors, which we refer to as BGFA, which is the investment adviser to the Index Fund, may not produce the intended results. Pursuant to its investment strategy or otherwise, BGFA may add, delete or substitute the equity securities held by the Index Fund. Any of these actions could adversely affect the price of the shares of the Index Fund and consequently the value of the notes.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY OR AUTOMATIC CALL — While the payment at maturity or upon an automatic call upon the occurrence of a Knock-Out Event described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date or an automatic call could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold your notes to maturity or until they are automatically called upon a Knock-Out Event, if applicable.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the equity securities held by the Index Fund are denominated. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in payment at maturity or upon an automatic call upon the occurrence of a Knock-Out Event, if applicable.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of the shares of the Index Fund at any time, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are set out in more detail in the accompanying product supplement no. 52-I.
  THE ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

Sensitivity Analysis — Hypothetical Payment at Maturity or Upon a Knock-Out Event and Resulting Automatic Call for Each $1,000 Principal Amount Note

The table below illustrates the payment at maturity or upon a Knock-Out Event and resulting automatic call for a $1,000 principal amount note for a hypothetical range of performance for the Share Return from -100% to +80% and reflects Participation Rates of 200% and 100%, the Knock-Out Level of 150%, the Knock-Out Rate of 8% and an assumed Initial Share Price of $112.00. To the extent that the actual terms differ from any of those assumed above, the payment on the notes indicated below would be different. In addition, for ease of analysis, the dollar amounts listed under “Final Share Price” are deemed to reflect the highest price of one share of the Index Fund at any time during the Monitoring Period. If at any time during the Monitoring Period, the price of one share of the Index Fund were to exceed the Knock-Out Level (which, based on the assumed Initial Share Price of $112.00, would be $168.00), a Knock-Out Event would have occurred, the notes would have been automatically called and the redemption amount of $1,080 would have been paid. The numbers appearing in the table below have been rounded for ease of analysis.

JPMorgan Structured Investments — Principal Protected Auto Callable Knock-Out Notes Linked to the iShares® MSCI Emerging Markets Index Fund	PS-3

						Payment on the Notes
Final Share Price	Share Return	Participation Rate	Share Return x Participation Rate	Additional Amount	Principal	At Maturity (Knock-Out Event Does Not Occur)	Knock-Out Event and Automatic Call Do Occur

200.00	n/a	n/a	n/a	$80	$1,000	n/a	$1,080
188.00	n/a	n/a	n/a	$80	$1,000	n/a	$1,080
178.00	n/a	n/a	n/a	$80	$1,000	n/a	$1,080
168.00	50.0%	100%	50.0%	$500	$1,000	$1,500	$1,080
156.80	40.0%	100%	40.0%	$400	$1,000	$1,400	$1,080
145.60	30.0%	100%	30.0%	$300	$1,000	$1,300	$1,080
140.00	25.0%	200%	50.0%	$500	$1,000	$1,500	$1,080
134.40	20.0%	200%	40.0%	$400	$1,000	$1,400	$1,080
123.20	10.0%	200%	20.0%	$200	$1,000	$1,200	$1,080
112.00	0%	n/a	0%	$0	$1,000	$1,000	$1,080
100.80	-10.0%	n/a	-10%	$0	$1,000	$1,000	$1,080
89.60	-20.0%	n/a	-20%	$0	$1,000	$1,000	$1,080
78.40	-30.0%	n/a	-30%	$0	$1,000	$1,000	$1,080
67.20	-40.0%	n/a	-40%	$0	$1,000	$1,000	$1,080
56.00	-50.0%	n/a	-50%	$0	$1,000	$1,000	$1,080
44.80	-60.0%	n/a	-60%	$0	$1,000	$1,000	$1,080
33.60	-70.0%	n/a	-70%	$0	$1,000	$1,000	$1,080
22.40	-80.0%	n/a	-80%	$0	$1,000	$1,000	$1,080
11.20	-90.0%	n/a	-90%	$0	$1,000	$1,000	$1,080
0.00	-100.0%	n/a	-100%	$0	$1,000	$1,000	$1,080

Hypothetical Examples of Amounts Payable At Maturity or Upon a Knock-Out Event and Resulting Automatic Call

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $112.00 to a Final Share Price of $134.40 and the price of one share of the Index Fund at no time during the Monitoring Period exceeds $140.00. Because the Final Share Price is more than the Initial Share Price and the price of one share of the Index Fund quoted on the Relevant Exchange at no time exceeds 125% of the Initial Share Price, the Additional Amount is equal to $400 and the final payment at maturity is equal to $1,400 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(134.40-112.00)/112.00] x 200%) = $1,400

Example 2: The closing price of one share of the Index Fund increases from the Initial Share Price of $112.00 to a Final Share Price of $145.60 and the price of one share of the Index Fund exceeds $140.00 but at no time during the Monitoring Period exceeds $168.00. Because the Final Share Price is more than the Initial Share Price and the price of one share of the Index Fund quoted on the Relevant Exchange exceeds 125% but at no time exceeds 150% of the Initial Share Price, the Additional Amount is equal to $300 and the final payment at maturity is equal to $1,300 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(145.60-112.00)/112.00] x 100%) = $1,300

Example 3: The closing price of one share of the Index Fund decreases from the Initial Share Price of $112.00 to a Final Share Price of $100.80 and the price of one share of the Index Fund at no time during the Monitoring Period exceeds $168.00. Because the Final Share Price is less than the Initial Share Price and a Knock-Out Event has not occurred, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 4: The price of one share of the Index Fund equals $178.00 during the Monitoring Period. Because the price of one share of the Index Fund quoted on the Relevant Exchange exceeds the Knock-Out Level ($168.00), a Knock-Out Event has occurred, the Additional Amount is equal to $80 and the final payment at maturity is equal to $1,080 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 8%) = $1,080

Historical Information

The following graph sets forth the weekly closing price of one share of the Index Fund from April 7, 2003, which was the date of the Index Fund’s inception, through December 8, 2006. The closing price of one share of the Index Fund on December 8, 2006 was $111.90. We obtained the information in the graph below from Bloomberg Financial Markets and, accordingly, we make no representation or warranty as to its accuracy or completeness.

The historical prices set forth in the graph have been adjusted for a 3-for-1 stock split that was payable on June 8, 2005.

The historical prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the Final Share Price on the Final Valuation Date (if a Knock-Out Event does not occur and the notes are not automatically called). We cannot give you assurance that the performance of the Index Fund will result in the return of more than the principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Auto Callable Knock-Out Notes Linked to the iShares® MSCI Emerging Markets Index Fund	PS-4